Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of General Motors Company for the registration of debt securities, preferred stock, common stock and warrants and to the incorporation by reference therein of our reports dated February 5, 2020, with respect to the consolidated financial statements of General Motors Company and subsidiaries, and the effectiveness of internal control over financial reporting of General Motors Company and subsidiaries, included in its Annual Report (Form 10-K) for the year ended December 31, 2019, filed with the Securities and Exchange Commission.

/s/ Ernst and Young LLP

Detroit, Michigan

February 5, 2020